Eric M. Hellige

Partner

Direct Tel: 212-326-0846

Direct Fax: 212-798-6380

ehellige@pryorcashman.com

May 28, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Attention:	Ms. Katherine Wray
Division of Corporation Finance

Re:	Robocom Systems International Inc.

Preliminary Information Statement on Schedule 14C

Filed on May 12, 2008

File No. 000-22735

Ladies and Gentlemen:

On behalf of Robocom Systems International Inc., a corporation organized under the laws of the State of New York ( the “Company”), and in response to the Staff’s letter dated May 21, 2008 relating to the Preliminary Information Statement on Schedule 14C (the “Information Statement”) we hereby file by EDGAR transmission (i) our responses to the Staff’s comments, (ii) a copy of the responsive amendment to the Information Statement (the “Amendment”) and (iii) a copy of the Amendment marked to indicate the changes from the original Information Statement filed with the Commission on May 12, 2008. The numbered responses below correspond to the numbered paragraphs of the Staff’s letter. Except where otherwise indicated, references to page numbers are to the page numbers as they appear in the Amendment. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Amendment.

Responses

1.         Disclosure has been added to clarify that the Company has had in the past, and continues to have, discussions with potential merger or acquisition partners and while it has no definitive agreement in place with any potential partner to do so, it anticipates issuing shares of its common stock, and possibly preferred stock, as part of any transaction with a merger or acquisition partner. Such

May 28, 2008

disclosure appears on the first page of the cover notice to shareholders, on page 2 of the Amendment in the second paragraph under “Corporate Actions”, and on page 8 of the Amendment in the section entitled “Change in Authorized Capital.”

2.	See Response to Comment No. 1 above.

3.         The Company does not intend to complete the Reincorporation unless and until a merger or acquisition partner has been identified. Disclosure to this effect has been added on the second page of the cover notice to shareholders, on page 2 of the Amendment in the third paragraph under “Corporate Actions” and on pages 4 and 7 of the Amendment.

4.         The requested disclosure regarding the anti-takeover effects of the increase in authorized shares of the Company’s Preferred Stock and the proportional increase in authorized shares of its Common Stock resulting from the proposed share conversion and reduction in authorized capital has been included on page 9 of the Amendment in the Section entitled “Anti-Takeover Effects.”

5.         The requested disclosure regarding the effect of the reduction in the par value of the Company’s Common Stock and its Preferred Stock on the rights of existing holders of those securities has been included on page 8 of the Amendment  in the Section entitled “Effect of a Reduction in Par Value Per Share.”

________________________

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has fully responded to the comments of the Commission, and the Company requests that the review of the Amendment be handled on an expedited basis. If the Commission has any questions or further comments, the Company respectfully request that such comments be directed to the undersigned as soon as practicable as the Company would like to begin mailing its definitive Information Statement not later than May 30, 2008. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Eric M. Hellige

Eric M. Hellige
cc:	Irwin Balaban